EXHIBIT 99.1

EXPLANATION OF REASON FOR FILING

The Reporting Person has not previously filed this Form 3 because he was unaware of the ownership of 10,000 Units until, during an examination of the records of the Issuer in February, 2011, it was determined that the Filing Person was the beneficial owner of these 10,000 Units since approximately 1981.  Prior to that time, the Filing Person had filed reports with the Commission on Schedules 13D and TO reporting ownership of less than 10%.  The additional 10,000 Units described above, together with the Units reported on the Schedules 13D and TO, increased the Reporting Person’s ownership to 10.1% of the Units outstanding.